November 2, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Fiscal Year Ended December 28, 2008
Filed February 26, 2009
File No. 1-6714

Dear Mr. Spirgel:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 20, 2009 (the “Comment”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008 of The Washington Post Company (the “Company”).

Form 10-K for the Fiscal Year Ended December 28, 2008

Critical Accounting Policies and Estimates

Goodwill and other intangible assets, page 52

1.	We have reviewed your response to comment one from our letter dated September 15, 2009. We note on page 5 of your response letter that the fair value for the Kaplan Professional reporting unit exceeded its carrying value by only approximately 5%. Therefore, it appears that the Kaplan Professional reporting unit may be at risk of failing step one of the goodwill impairment test. Please disclose the following information for each reporting unit with material goodwill at risk of failing step one of the goodwill impairment test:

•	Description of the key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions (The discussion regarding uncertainty should provide specifics to the extent possible, e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company’s education division completed a reorganization of its operational and internal structure in the third quarter of 2009. As a result, the education division reorganized its operations for the purpose of making operating decisions and assessing performance into four operating segments: Higher Education, Test Prep, Kaplan International and Kaplan Ventures. The operations of the former Kaplan Professional were moved to Test Prep, Kaplan International and Kaplan Ventures as part of the reorganization, and resulted in the reallocation of goodwill to the new reporting units using a relative fair value approach.

The Company performed an interim review of the carrying value of goodwill at the education division for possible impairment on a pre-reorganization and post-reorganization basis. The Company will include disclosure of the reorganization as well as the results of the interim goodwill impairment review in its critical accounting policies and notes to the condensed consolidated financial statements for the quarterly period ended September 27, 2009 to be filed with the Commission on Form 10-Q.

The Company believes the proposed disclosures are appropriate in light of the reorganization and that disclosures surrounding the 2008 Kaplan Professional reporting unit’s goodwill impairment test is no longer relevant for the following reasons:

•

The Kaplan Professional reporting unit does not exist subsequent to the reorganization of the education division. The goodwill at the Kaplan Professional reporting unit was reassigned to the affected reporting units using a relative fair value approach.

•

The Company performed an interim review of the carrying value of goodwill at the education division for possible impairment on a pre-reorganization and post-reorganization basis. The results of these reviews and related assumptions are included in the proposed disclosures together with a sensitivity analysis for both the pre-reorganization and post-reorganization reviews.

The Company proposes to disclose the information below in its critical accounting policies for the quarterly period ended September 27, 2009. The applicable portion of the goodwill and other intangibles note for the period ended September 27, 2009 is included as an exhibit to this letter.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets

The education division completed a reorganization of its organizational and internal structure during the third quarter of 2009. As a result, the education division reorganized its operations for the purpose of making operating decisions and assessing performance into four operating segments: Higher Education, Test Prep, Kaplan International and Kaplan Ventures. The reorganization significantly changed the composition of the reporting units within the education division, and resulted in the reassignment of the goodwill to the affected reporting units using a relative fair value approach.

The fair value of the previous reporting units and components transferred were generally determined utilizing a discounted cash flow model and, where appropriate, a market value approach to supplement the discounted cash flow model. The Company made estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit and component’s estimated fair value.

The assumptions about future cash flows and growth rates were based on forecasts and long-term business plans of each reporting unit and component. Such assumptions took into account numerous factors including historical experience; anticipated economic conditions; changes in the reporting unit and component’s cost structures; cost savings from recent restructuring activities and other initiatives; and expected revenues from current and future enrollments at the universities, campuses and education centers.

The discount rate assumptions for each reporting unit and component took into account the Company’s assessment of the risks inherent in the future cash flows of the respective reporting unit and component and the weighted-average cost of capital of market participants in businesses similar to each reporting unit and component.

The key assumptions used by the Company were as follows:

•	Expected cash flows underlying the education division’s business plans for the periods 2009 through 2013.

•	Cash flows beyond 2013 were projected to grow at a long-term growth rate, which the Company estimated between 3% and 6% for each reporting unit and component.

•	The Company used a discount rate of 10.5% to 20% to risk adjust the cash flow projections in determining the estimated fair value.

The effect of the reallocation of goodwill is included in Note 4, “Goodwill and Other Intangible Assets”, of the condensed consolidated financial statements of the Company for the thirty-nine weeks ended September 27, 2009. Each post-reorganization reportable segment is also a reporting unit except for Kaplan Ventures, which consists of six reporting units.

As a result of the reassignment, the Company performed an interim review of the carrying value of goodwill at the education division for possible impairment on a pre-reorganization and post-reorganization basis. The fair value of the pre-reorganization reporting units each exceeded their respective carrying value by a margin in excess of 15%. On a post-reorganization basis, the estimated fair value of the reporting units within the education division with significant goodwill balances (Higher Education, Test Prep and Kaplan International) exceeded their respective carrying values by a margin in excess of 50%.

Following the reorganization, two reporting units (Kaplan EduNeering and Kaplan Compliance Solutions, previously within Kaplan Professional) now included in the Kaplan Ventures operating segment failed step one of the interim goodwill impairment review and the Company performed a step two analysis. The Company recorded a goodwill and other long-lived assets impairment charge of $25.4 million related to these two reporting units. Following the impairment, the remaining goodwill balances at these two reporting units as of September 27, 2009 totaled $22.8 million.

In the fourth quarter of 2008, the Company recorded goodwill impairment charges at two reporting units as part of the annual goodwill impairment review completed as of November 30, 2008. The remaining goodwill balances at these two reporting units as of September 27, 2009 totaled $38.4 million.

Combined, the goodwill balance at these four reporting units totaling $61.2 million represents less than 5% of the Company’s total goodwill balance of $1,415.3 million as of September 27, 2009. There exists a reasonable possibility that a decrease in the projected cash flows or long-term growth rate, or an increase in the discount rate assumptions used in the discounted cash flow model of these reporting units could result in an additional goodwill and other impairment charge. The Company will perform its next annual goodwill impairment review as of November 30, 2009, at which time these assumptions will be reviewed and updated, as necessary. While less likely, additional impairment charges could occur in other reporting units as well given the inherent variability in projecting future operating performance.

*    *    *    *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (202) 334-6676 with any questions you may have with respect to the foregoing.

Very truly yours,

/S/ WALLACE R. COONEY
Wallace R. Cooney
Vice President – Finance and Chief Accounting Officer

cc:	Terry French
Claire DeLabar

Enclosure

Exhibit

The Washington Post Company

Notes to Condensed Consolidated Financial Statements

(Unuadited)

Note 4: Goodwill and Other Intangible Assets

The education division reorganized its operations in the third quarter of 2009 into the following four operating segments for the purpose of making operating decisions and assessing performance: Higher Education, Test Prep, Kaplan International and Kaplan Ventures (see note 11). The reorganization changed the composition of the reporting units within the education division, and resulted in the reassignment of the assets and liabilities to the reporting units affected. The goodwill was allocated to the affected reporting units using the relative fair value approach. As a result of the reassignment and allocation, the Company performed an interim review of the carrying value of goodwill at the education division for possible impairment on both a pre and post-reorganization basis. No impairment of goodwill was indicated at the pre-reorganization reporting units. On a post-reorganization basis, the Company failed the step one goodwill impairment test at two reporting units (Kaplan EduNeering and Kaplan Compliance Solutions) within the Kaplan Ventures operating segment and performed a step two analysis. The Company recorded a goodwill and other long-lived asset impairment charge of $25.4 million related to these two reporting units. The fair value of Kaplan Eduneering was determined utilizing a discounted cash flow model; the fair value of Kaplan Compliance Solutions was determined using a cost approach.

The changes in the carrying amount of goodwill, by segment, for the thirty-nine weeks ended September 27, 2009 were as follows:

(in thousands)	Education	Cable Television	Newspaper Publishing	Television Broadcasting	Magazine Publishing	Other Businesses and Corporate	Total
Balance as of December 28, 2008:
Goodwill	$1,022,671	$85,488	$81,186	$203,165	$25,015	$99,189	$1,516,714
Accumulated impairment losses	—	—	(65,772)	—	—	(60,785)	(126,557)

	1,022,671	85,488	15,414	203,165	25,015	38,404	1,390,157
Acquisitions	7,078	—	—	—	—	(935)	6,143
Impairment losses	(15,529)	—	—	—	—	—	(15,529)
Foreign currency exchange rate changes and other	35,455	—	—	—	—	(912)	34,543

Balance as of September 27, 2009
Goodwill	1,065,204	85,488	81,186	203,165	25,015	97,342	1,557,400
Accumulated impairment losses	(15,529)	—	(65,772)	—	—	(60,785)	(142,086)

	$1,049,675	$85,488	$15,414	$203,165	$25,015	$36,557	$1,415,314

The changes in the carrying amount of goodwill at the Company’s education division for the thirty-nine weeks ended September 27, 2009 were as follows:

(in thousands)	Higher Education	Test Prep	Professional	Kaplan International	Kaplan Ventures	Kaplan Corporate and Other	Total
Balance as of December 28, 2008:
Goodwill	$343,332	$185,876	$493,463	$—	$—	$—	$1,022,671
Accumulated impairment losses	—	—	—	—	—	—	—

	343,332	185,876	493,463	—	—	—	1,022,671
Acquisitions	28	(227)	3,212	—	—	—	3,013
Foreign currency exchange rate changes and other	916	(894)	28,412	—	—	—	28,434

Balance as of July 1, 2009	344,276	184,755	525,087	—	—	—	1,054,118
Reallocation (Note 11)	(9,050)	44,508	(525,087)	422,245	67,384	—	—
Acquisitions	—	—	—	4,065	—	—	4,065
Impairment losses	—	—	—	—	(15,529)	—	(15,529)
Foreign currency exchange rate changes and other	—	242	—	5,001	1,778	—	7,021

Balance as of September 27, 2009
Goodwill	335,226	229,505	—	431,311	69,162	—	1,065,204
Accumulated impairment losses	—	—	—	—	(15,529)	—	(15,529)

	$335,226	$229,505	$—	$431,311	$53,633	$—	$1,049,675